VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

April 28, 2026

Re:     VestFundr, LLC

Offering Statement on Form 1-A/A

File No. 024-12726

To Whom It May Concern:

On behalf of VestFundr, LLC (the “Company”), we hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Standard Time, on the 30th day of April, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Ronald Walsh                                                  /s/ Thomas P. DeJong

Ronald Walsh                                                      Thomas P. DeJong, Esq.

Authorized Person, VestFundr, LLC                    Counsel, Red Rock Securities Law